SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO (Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ICx Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Deborah D. Mosier

Chief Financial Officer

ICx Technologies, Inc.

2100 Crystal Drive

Arlington, VA 22202

(703) 678-2111

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jon Layman, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,695,000	$430

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,201,849 shares of common stock of ICx Technologies, Inc. having an aggregate value of approximately $7,695,000 as of July 31, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 11, 2009 (the “Schedule TO”), relating to an offer by ICx Technologies, Inc., a Delaware corporation (“ICx” or the “Company”), to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 2,201,849 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than the greater of $5.00 or the closing price per share of our common stock on the Nasdaq Global Market on the date on which the New Options (as defined below) are granted (the “Eligible Options”) and that are held by Eligible Holders (as defined below).

These Eligible Options may be exchanged for new options that will be granted under the Company’s 2007 Equity Incentive Plan (the “New Options”) upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Options, dated August 11, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), and the Election Form, Instructions Forming Part of the Terms and Conditions of the Offer and the Agreement to Terms of Election, attached to the Schedule TO as Exhibit (a)(1)(E). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Holder” refers to all holders of options to purchase common stock of the Company who are directors, employees or consultants to the Company, and who remain in such capacity through the date on which the New Options are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Amendment No. 1.

This Amendment No.1 amends and supplements the Schedule TO and the Offer to Exchange in order to:

(i) delete the last two sentences from the first paragraph in the section under the caption “Miscellaneous” to the Offer to Exchange as the offer is being made in all jurisdictions in which there are Eligible Holders;

(ii) include the book value per share as of the most recent balance sheet date in Schedule B to the Offer to Exchange; and

(iii) incorporate by reference our interim financial statements filed in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 into the Schedule TO and the Offer to Exchange. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 12.	Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 11, 2009.

(a)(1)(B)*	Letter to all Eligible Holders from Colin Cumming dated August 11, 2009.

(a)(1)(C)*	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)*	Form of Option Summary.

(a)(1)(E)*	Election Form, Instructions Forming Part of the Terms and Conditions of the Offer and the Agreement to Terms of Election.

(a)(1)(F)*	Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Reminder.

(a)(1)(H)*	Form of E-mail Notification of Exchange Ratio Determination.

(a)(1)(I)*	Offer Period Expiration Notice.

(a)(1)(J)*	Form of Calculator.

Exhibit Number	Description

(a)(1)(K)*	Canadian Disclosure Memorandum.

(b)	Not applicable.

(d)(1)*	The ICx Technologies, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1, filed with the SEC on August 6, 2007.

(d)(2)*	Form of Stock Option Award Agreement under the 2007 Equity Incentive Plan.

(d)(3)*	Form of Stock Option Award Agreement (For Participants Outside the U.S.) under the 2007 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ICX TECHNOLOGIES, INC.

/s/ Deborah D. Mosier
Deborah D. Mosier
Chief Financial Officer

Date: August 24, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 11, 2009.

(a)(1)(B)*	Letter to all Eligible Holders from Colin Cumming dated August 11, 2009.

(a)(1)(C)*	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)*	Form of Option Summary.

(a)(1)(E)*	Election Form, Instructions Forming Part of the Terms and Conditions of the Offer and the Agreement to Terms of Election.

(a)(1)(F)*	Confirmation of Receipt of Election Form.

(a)(1)(G)*	Form of Reminder.

(a)(1)(H)*	Form of E-mail Notification of Exchange Ratio Determination.

(a)(1)(I)*	Offer Period Expiration Notice.

(a)(1)(J)*	Form of Calculator.

(a)(1)(K)*	Canadian Disclosure Memorandum.

(b)	Not applicable.

(d)(1)*	The ICx Technologies, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form S-1, filed with the SEC on August 6, 2007.

(d)(2)*	Form of Stock Option Award Agreement under the 2007 Equity Incentive Plan.

(d)(3)*	Form of Stock Option Award Agreement (For Participants Outside the U.S.) under the 2007 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an Exhibit to the Schedule TO